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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	November 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
The Shaw Group Inc.

Full Name of Registrant

Former Name if Applicable

4171 Essen Lane

Address of Principal Executive Office (Street and Number)
Baton Rouge, Louisiana 70809

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Due to the registrant’s ongoing efforts to finalize the accounting treatment for a special purpose acquisition subsidiary’s October 16, 2006 acquisition of a 20% ownership interest in Westinghouse Electric Company’s U.S. and U.K. subsidiaries, BNFL USA Group Inc. and Westinghouse Electric UK Limited (collectively “Westinghouse”) and related agreements, the registrant is presently unable to file its Quarterly Report on Form 10-Q for the period ended November 30, 2006 (the “Quarterly Report”).
The registrant expects to file the Quarterly Report within the five-day period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended. However, the registrant may be forced to delay filing of the Quarterly Report further in order to finalize the accounting treatment for the Westinghouse acquisition described above.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert L. Belk	(225)	932-2500
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The registrant did not timely file its Current Report on Form 8-K/A, which would have amended the Current Report on Form 8-K filed on October 16, 2006 to include the financial information required by Form 8-K in connection with the Westinghouse acquisition.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
On October 16, 2006, the registrant acquired a 20% interest in Westinghouse and entered into related agreements for a total aggregate purchase price of approximately $1.1 billion. The acquisition was funded through the private placement of approximately $1.08 billion face value of Japanese Yen (JPY)—denominated bonds (the “Bonds”), which were issued by the registrant’s special purpose acquisition subsidiary. The complexities surrounding the valuation of the assets acquired and the related accounting standards generally accepted in the United States (“US GAAP”) for these assets delayed the registrant’s ability to timely complete its Quarterly Report. The registrant expects that one or more of the assets identified in these transactions will be material to its consolidated balance sheet at November 30, 2006. Further, one or more of the assets will be subject to periodic amortization and/or mark-to-market adjustments, each of which may be material to the registrant’s consolidated statement of operations, resulting in a significant change in the results of operations from the corresponding period for the prior fiscal year. Additionally, one or more of the identified assets may be denominated in a currency other than the registrant’s reporting currency (specifically, the Japanese Yen), which may impact the net foreign currency translation adjustments to be recognized in consideration of the currently estimated foreign currency exchange loss position associated with the Bonds.
The valuations of the acquired assets have not been completed. Further, the final determination of whether one or more of the assets subject to periodic amortization or mark-to-market adjustment has not been made. As a result, the registrant can not reasonably estimate the impact of adjusting such assets in accordance with US GAAP.
The registrant does not expect to include any restated earnings statements in the Quarterly Report.
Note: This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” and “forecast,” or other similar words. Statements contained in this Form 12b-25 are based upon information presently available to the registrant and assumptions that it believes to be reasonable. The registrant is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the Quarterly Report. The registrant’s actual decisions, performance, and results may differ materially.

The Shaw Group Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 10, 2007	By	/s/ Robert L. Belk

Executive Vice President and Chief Financial Officer